W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

May 24, 2019

VIA EDGAR

Ms. Elisabeth M. Bentzinger, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. Bentzinger:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on October 30, 2018 regarding the Trust’s Post-Effective Amendment No. 30, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 14, 2018, for the purpose of registering shares of the Nuveen ESG Large-Cap ETF (the “Fund”), previously referred to as Nushares ESG Large-Cap ETF. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please include the 33 Act and 40 Act file numbers, as well as the filing date, on the facing sheet.

Response: The requested change has been made.

2.	Comment: Please include the ticker symbol on the Edgar system when it is available.

Response: The requested change has been made.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

3.	Comment: Please revise the introductory paragraph to the Example to clarify that the numbers in the example would equally apply to an investor who sells or continues to hold fund shares.

Response: The Registrant believes that the disclosure under the heading “Example” is consistent with Form N-1A, including Instruction 4(f) to Item 3, as well as disclosure utilized by other ETFs and, therefore, respectfully declines to make the requested change.

4.	Comment: Under the caption Portfolio Turnover, please revise the first sentence to include the phrase “, such as commissions,” between “transaction costs” and “when it buys and sells.”

Response: The requested change has been made.

5.	Comment: Please disclose that the Index was created by an affiliate of the Adviser and describe the nature of that affiliation.

Response: As set forth in the Fund’s principal investment strategy, (i) MSCI is the index provider for the Index and the Base Index; (ii) MSCI owns, calculates, and controls, in its sole discretion, the Index and the Base Index; and (iii) neither the Adviser, the Sub-Adviser, nor their affiliates has any discretion to select Index components or change the Index methodology. Although the Adviser and Sub-Adviser, each an affiliate of TIAA, assisted in the development of the ESG criteria used within the Index methodology, and TIAA licensed its name to MSCI for use in the name of the Index, none of TIAA, the Adviser or the Sub-Adviser has any authority to change the Fund’s Index methodology or select Index components. Accordingly, the Registrant respectfully declines to add the suggested disclosure to the Fund’s principal investment strategy; however, the Registrant notes that the requested disclosure appears as the last two sentences under the section titled “Index Provider”.

6.

Comment: Please confirm supplementally that none of the Fund, Adviser or Sub-Adviser will be in possession of any non-public information regarding the screening criteria or index methodology for the Index.

Response: The Registrant confirms that Nuveen, LLC and its affiliates, including the Adviser, Sub-Adviser, and TIAA, will not be in possession of, or have access to, any such non-public information when the Fund launches. Further, the index methodology and screening criteria for the Index will be publicly available prior to the launch of the Fund.

7.	Comment: Please explain supplementally whether the Adviser has the right to license the Index to any party, including the Fund.

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

Response: The Registrant confirms that the Adviser has the right to license the Index to the Fund. The Registrant is a party to an index sub-license agreement with the Adviser and will include the agreement as an exhibit to the registration statement.

8.

Comment: In the first paragraph under the heading “Principal Investment Strategies,” please clarify that the Adviser, in addition to the Sub-Adviser, does not have any discretion to select Index components or change the Index Methodology.

Response: The requested change has been made. MSCI, Inc. will serve as the index provider for the Fund and has entered into a licensing agreement with the Fund’s Adviser. That being said, the Index and the Base Index are owned and controlled by MSCI in its sole discretion, and neither the Adviser, Sub-Adviser, nor their affiliates has any discretion to select Index components or change the Index methodology.

9.	Comment: In the third paragraph under the heading “Principal Investment Strategies,” please confirm that the reference to MSCI is correct.

Response: Confirmed.

10.	Comment: Please disclose how the Index is weighted, e.g. capitalization weighted, equal weighted, etc.

Response: The requested change has been made. The Registrant has revised the Fund’s principal investment strategy to reflect that the Base Index is market capitalization weighted and to clarify that the companies identified as eligible for inclusion in the Index are initially market capitalization weighted within their respective Index sectors. The Registrant has also revised the last sentence of the third paragraph of the Fund’s “Principal Investment Strategies” to read as follows:

Once the universe of eligible Index components is established, the Index optimizes the market cap weightings of its individual components so that the sector weightings of the Index approximate the sector weightings of the Base Index, within certain constraints established by the Index.

11.

Comment: Please revise the Fund’s principal investment strategy to clarify that the Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies that satisfy certain ESG criteria (“ESG companies”). Please describe the criteria the Fund will use to determine whether companies are ESG companies.

Response: As set forth in the Fund’s principal investment strategy, the Registrant confirms that the Index is comprised solely of companies that “satisfy certain ESG criteria.” Accordingly, 100% of the Fund’s Index components will be invested in securities with ESG characteristics. Given the foregoing, the Registrant respectfully submits that the Fund’s policy to invest, under normal market conditions, “at least 80%

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index” satisfies the SEC Staff’s interpretation of Rule 35d-1.

That said, the Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added).

12.

Comment: In the Fund’s “Principal Investment Strategies” section, please disclose any industry or industries in which the Fund is or will be concentrated. If the Fund is not concentrated in an industry or industries, please confirm that supplementally.

Response: Neither the Index nor the Fund is currently concentrated in any industry or industries.

13.	Comment: In the “Principal Risks” section of the prospectus, please consider adding risk disclosure related to the Fund being new.

Response: The Registrant does not consider generalized risks associated with new funds, i.e., may have higher expenses, may not grow to be economically viable, and may be liquidated, to be “principal” investment risks associated with this Fund. Accordingly, the Registrant respectfully declines to make the requested change.

14.

Comment: In the Principal Risks section of the prospectus, please include each of the following concepts in the Fund’s principal risk disclosure: (i) there is no assurance that an active trading market for the Fund will be maintained by market makers or authorized participants (“APs”); (ii) there is no obligation for market makers to make a market for ETF shares or for APs to submit redemption or purchase orders of creation units; and (iii) decisions by market makers and APs to reduce their role or step away from these activities in times of market stress could inhibit effectiveness of arbitrage process in maintaining a relationship between the underlying value of an ETF’s portfolio securities and the ETF’s market price.

Response: Although the Registrant does not consider the possible exit of market makers or APs from the ETF business to be a principal risk of the Fund that should be

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

included in its summary prospectus, the Registrant notes that the following language already appears in the corresponding Item 9 “Market trading risks” disclosure:

In addition, efficient trading in the Fund’s shares on the secondary market depends on the participation of firms acting as market makers and/or liquidity providers in the market place. To the extent these firms exit the business or otherwise significantly reduce their business activities and no other entities step forward to perform these functions, the Fund’s shares may trade at a material discount to NAV.

15.

Comment: In the “Principal Risks” section of the prospectus, please disclose, as a liquidity risk, that, in stressed market conditions, the market for an ETF’s shares may be less liquid due to the deterioration of the markets for the underlying securities. Please also note that an adverse effect on the liquidity of the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The requested change has been made. The following sentence from the Item 9 description of “Market trading risks” has been added to the corresponding Item 4 principal risk description:

In times of market stress, the Fund’s underlying portfolio holdings may become less liquid, which in turn may affect the liquidity of the Fund’s shares and/or lead to more significant differences between the Fund’s market price and its NAV.

16.

Comment: Please advise whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there may be a limited number of APs that will submit creation or redemption orders, and if one or more of such APs exit the business or are otherwise unable to process creation and redemption orders and no other AP steps forward to do so, there may be a diminished market for trading shares of the Fund and this too could lead to differences between the market price and the underlying value of the Fund’s assets.

Response: The Registrant confirms that the Fund’s investments will not be traded outside of a collateralized settlement system.

17.	Comment: Please disclose a cash transaction risk factor as a principal risk stating the following:

Purchases and redemptions of creation units primarily with cash rather than through an in-kind delivery of portfolio securities may cause the Fund to incur certain costs. These costs could include brokerage costs or taxable gains and losses that it might not have incurred had it made redemptions in-kind. These costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

Response: The Registrant expects that the Fund will typically redeem shares for in-kind securities and that Authorized Participants will purchase and redeem creation units primarily through an in-kind delivery of portfolio securities. Accordingly, the Registrant respectfully declines to add cash transaction risk as a principal risk of the Fund.

18.	Comment: Please identify supplementally the appropriate broad-based securities market index that the Fund will use as its benchmark.

Response: When providing performance information regarding the Fund on its website and in its prospectus and shareholder reports, the Registrant intends to include comparative performance information for the Fund’s Index, the TIAA ESG USA Large-Cap Index, as well as the Base Index, the MSCI USA Index. The Fund’s Base Index is intended to broadly capture the U.S. large-cap equity market.

19.

Comment: The Staff notes that, under the Fund’s “Name Policy,” the Fund will invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in both companies with market capitalizations suggested by the Fund’s name and component securities of its Index. This policy seems to combine both the Fund’s 80% policy required by its exemptive order with an 80% policy under Rule 35d-1. Please explain supplementally what requirements are being met by this policy, or consider breaking this into two separate 80% policies.

Response: The Fund’s “Name Policy” has two components: “companies with market capitalizations suggested by the Fund’s name” and “component securities of its Index”. In addition to the Fund’s Name Policy, the Fund also has an 80% policy that satisfies the conditions of the relevant ETF exemptive order, which is disclosed under the section titled “Portfolio Holdings” and states:

Under normal market conditions, the Fund invests at least 80% of its assets, exclusive of collateral held from securities lending, in component securities of its Index.

20.

Comment: The Staff notes that the Fund will concentrate its investments to approximately the same extent as the Index. To the extent that the Index concentrates in a specific industry or group of industries, please add specific strategy and risk disclosure.

Response: Neither the Index nor the Fund is currently concentrated in any industry or industries. However, the Registrant expects that a significant portion of the Index and the Fund’s holdings will be comprised of companies in the information technology sector. Accordingly, we have added information technology sector risk to the Fund’s principal risk disclosure in addition to concentration risk, which was already included as a principal risk of the Fund.

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

21.	Comment: Please disclose in the Fund’s “Principal Investment Strategies” section that the Fund will concentrate its investments in securities of ESG companies.

Response: As noted in the Registrant’s response to Comment 11, the term “ESG” does not suggest an investment in any type of industry. Accordingly, the Fund’s concentration policy, which refers to the concentration of investments in a single industry or group of industries, does not reference ESG companies.

22.	Comment: Please confirm supplementally that any acquired fund fees and expenses will be less than 0.01%.

Response: Confirmed.

23.

Comment: In the section describing the IOPV, please disclose exactly what is included in the calculation of the IOPV, such as operating expenses and accruals. Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The Registrant notes that the current description of IOPV under “Share Trading Prices” has been revised as follows: “The IOPV is generally based on the current market value of the Fund’s portfolio holdings, less accrued expenses, divided by the number of shares of the Fund outstanding, as of the time of the prior day’s NAV calculation.” Additionally, it states that “The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best valuation of the current portfolio.” The Trust believes that this indicates clearly the limitations of the IOPV’s worth as an indicator of current market value of ETF shares. Further, the Trust does not consider this a principal risk of the Fund.

SAI

24.

Comment: Under “Investment Restrictions,” please revise the Fund’s concentration policy to clarify that the Fund will concentrate in a particular industry or group of industries to the same extent that the Index is concentrated in that industry or group or industries. In addition, please disclose that for purposes of determining concentration, the Fund will look through to the underlying assets of any investment companies in which the Fund invests.

Response: The Registrant has revised the Fund’s concentration policy as follows:

The Fund may not:

(1) Concentrate its investments in a particular industry or group of industries, as the term “concentrate” is used in the 1940 Act, except

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

that the Fund may concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index concentrates in a particular industry or group of industries.

The Registrant also added the following disclosure:

To the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (1) above, to the extent the Fund has sufficient information about such investments.

25.

Comment: Under “Investment Restrictions,” the Staff notes that the second paragraph following the list of fundamental policies provides additional information concerning the Fund’s concentration policy. The Staff further notes that municipal securities backed principally from the assets and revenues of non-governmental users should be carved out from the list of political subdivision issuers that are exempt from the Fund’s concentration policy. Please revise the aforementioned disclosure accordingly.

Response: The Registrant has revised the penultimate sentence of the second paragraph referenced above as follows:

To the extent that the income from a municipal bond is derived from a specific project or from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

26.

Comment: Under “Investment Restrictions,” the Staff further notes that the last sentence under the second paragraph following the list of fundamental policies states that the Fund’s concentration policy does not limit the Fund’s investments in “issuers domiciled in a single jurisdiction or country.” Please delete or revise the aforementioned sentence to clarify that the Fund’s concentration policy focuses on issuers in a particular industry and does not impose any restrictions on the purchase of securities of issuers located in a single jurisdiction or country solely on the basis of where the issuer is located.

Response: The Registrant has deleted the last sentence under the second paragraph following the list of fundamental policies.

27.

Comment: On page S-29, please update the sentence that states that the officers and trustees of the Trust, in the aggregate, owned less than 1% of the shares of the Fund as of a date within 30 days of your next filing.

Response: The requested change has been made.

28.

Comment: On page S-36, please revise the first sentence under the heading “Control Persons and Principal Holders of Securities” to replace “greater than 5%” with “5% or more” as required by Item 18 of Form N-1A.

Ms. Elisabeth M. Bentzinger, Esq.

May 24, 2019

Response: The requested change has been made.

29.

Comment: Please revise the disclosure in the paragraph under the heading “Required Early Submission of Orders” to indicate that the Funds’ portfolio holdings or basket of assets will be made publicly available sufficiently in advance of the early cut-off time so that an AP has the opportunity to evaluate the portfolio holdings or basket of assets and decide whether to submit an order to purchase or redeem a creation unit.

Response: Consistent with the discussion between certain members of the Staff, including Daniele Marchesani, and Morgan, Lewis & Bockius LLP on Friday, September 7, 2018, the Registrant will wait to address this comment until after the proposed ETF Rule (Investment Company Act Release No. 33140 (June 28, 2018)) is finalized, adopted and in effect.

Part C

30.	Comment: Please include the Fund’s index license agreement or sub-license agreement as an exhibit, as the Staff’s position is that any such agreement is a material contract.

Response: As noted in response to Comment 7, the Fund’s sub-license agreement will be included as an exhibit to the Fund’s completed registration statement.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Sincerely, /s/ W. John McGuire W. John McGuire cc: K. Michael Carlton, Esq.